Exhibit (a)(1)

Metric Partners Growth Suite Investors, L.P.

May 28, 2003

Dear Metric Partners Growth Suite Investors, L.P. Unit holder:

As many of you know, on May 14, 2003, Kenneth Nelson made an unsolicited tender offer to take control of the Partnership. As set forth in the attached Recommendation Statement on Schedule 14D-9, the Managing General Partner of the Partnership on behalf of the Partnership, after careful consideration, rejected the offer. The Managing General Partner recommends that all Unit holders reject Mr. Nelson’s offer and not tender their Units.

We believe the value of your Units would be approximately $139 per Unit if the Partnership were liquidated today. This is based on the $6,918,000 in cash held by the Partnership on March 31, 2003, plus an assumed $914,000 due from the general partners upon liquidation and a $525,000 payment from the Reuben case. In addition there will be minor adjustments for interest and expenses since March 31.

The only reason this distribution has not already taken place is the delay caused by Mr. Nelson’s litigation. Despite the fact that Mr. Nelson’s litigation tactics have been unsuccessful, he is asking the Unit holders to continue to tie up Partnership assets by selling him a bare majority of your Units at a substantial discount to liquidation value and by giving him the right to take virtually all of the Partnership assets for himself and his related entities.

Here are a few key points that you should be aware of:

•	Your Units could be worth up to $139 on liquidation, as soon as the Nelson litigation is concluded, which could be in 9 to 12 months.

•	Kenneth Nelson owns no Units of the Partnership.

•	Mr. Nelson has initiated numerous lawsuits over the past ten years to obtain the Partnership’s assets. The Partnership has prevailed most recently by establishing in the principal case that Mr. Nelson has suffered no damages as a result of the claims he has been pursuing. Significantly, in factually related proceedings, two different juries have found that Mr. Nelson committed fraud, and, in another action brought by Nelson affiliates against the Partnership, the court has handed down a final judgment that those affiliates have to pay the Partnership money. That judgment remains unpaid.

•	Not succeeding in court, Mr. Nelson is now trying to obtain control of the Partnership by means of a partial tender offer for your Units together with accompanying consent solicitations. This scheme would allow him to arrange a settlement with himself for $10 million, give him control of the Partnership’s assets, and immediately pay him at least $4 million of your funds.

One California Street, Suite 1400, San Francisco, CA 94111-5415

•	Mr. Nelson’s proposed tender offer has no protections to insure that you will actually be paid for your Units once he has succeeded in causing the Partnership to enter into the $10 million settlement and distribute $4 million to his company. Thus, one of the risks of Mr. Nelson’s proposal is that, with your approval, he could raid the Partnership assets but then not proceed with the purchase of your Units.

•	Mr. Nelson’s consent solicitations are invalid under the terms of the Limited Partnership Agreement for the Partnership and consents submitted in response to Nelson’s solicitation will not be accepted.

In total, Mr. Nelson is proposing that you give him control over the Partnership and pay him $10 million to settle all his claims. This would mean that even if you were paid the tender offer price, you would likely receive little or no additional payment for your remaining Units. It is in your best interests to reject Mr. Nelson’s offer for bare majority control of the Partnership in order to give him control over all the Partnership funds. These assets belong to you and not to someone who has for years tied them up with litigation as to which the legal system has found he has no right to recover even a dollar.

Do not return the tender form you have received, and if you have done so, please sign, date, and return the enclosed “ Notice of Withdrawal” form (printed on yellow paper) in the enclosed mailing envelope in order to withdraw your tender.

We strongly encourage you to carefully review the Schedule 14D-9, including the “Reasons for the Recommendation” in Item 4 of the Schedule 14D-9. We will keep you apprised of further developments.

We thank you in advance for your continued interest. If you have any questions, please contact our information agent, Georgeson Shareholder (toll-free) at (800) 849-6648.

Sincerely,

METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
a California Limited Partnership,

By:	Metric Realty,
an Illinois general partnership,
its Managing General Partner

	By:	SSR Realty Advisors, Inc.,
a Delaware corporation,
its Managing General Partner

By:
Herman H. Howerton
Its Managing Director, General Counsel